UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2019

The Chosen, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

4 S 2600 W, Suite 5, Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(435) 767-1338
(Issuer’s telephone number, including area code)

(Title of each class of securities issued pursuant to Regulation A)

CONDITIONAL RELIEF OF FILING OBLIGATIONS UNDER REGULATION A

The Company has relied on the conditional relief of its filing obligations under Regulation A for this Annual Report on Form 1-K for the year ended December 31, 2019 (the “Annual Report”) pursuant to the Securities and Exchange Commission (“SEC”) order on March 26, 2020, set forth in SEC Release No. 33-10768 (the “Order”). The Order provides conditional relief to companies qualified under Regulation A that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak. The current outbreak of COVID-19 has posed a significant impact on the Company’s ability to timely file its Annual Report that was due on April 30, 2020. The current COVID-19 outbreak has caused severe disruptions in the ability of the Company’s independent registered public accounting firm to maintain consistent staffing for the required review of the Annual Report,due to work-from-home policies for its employees and independent contractors, which has caused a delay in the Company’s ability to prepare and analyze its financial statements for inclusion in the Annual Report. The Company therefore decided to rely on the conditional relief provided in the Order.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of The Chosen, LLC, a Utah limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies, and the impact of the recent novel coronavirus (COVID-19) pandemic is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated June 15, 2018, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference
(https://www.sec.gov/Archives/edgar/data/1733443/000165495418006710/chosen_253g2.htm) and the factors referenced in our offering statement dated June 24, 2019, filed pursuant to Regulation CF, under the caption “RISK FACTORS” and which are incorporated herein by reference. (https://www.sec.gov/Archives/edgar/data/1733443/000173344319000001/document_1.pdf)

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth or referenced in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. Our actual results and performance may differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

Description of Business

Unless the context otherwise requires or indicates, references in this offering circular to “us,” “we,” “our” or “our Company” refer to The Chosen, LLC, a Utah limited liability company.

The Chosen, LLC, a Utah limited liability company, was formed on October 24, 2017. Our Company has one wholly owned subsidiary, The Chosen Texas, LLC, whose activity has been consolidated into The Chosen, LLC with all significant intercompany balances and transactions being eliminated. Our objective is to develop and produce an episodic television series entitled “The Chosen” (the “Series”). “The Chosen” is anticipated to be the first-ever multi-season TV series about the life of Christ and those He touched. Our Company produces, markets and distributes the Series to a worldwide market. Our large faith-based audience has risen to the call to help fund and support the project as devoted fans and investors, contributing to The Chosen’s success. Our Company has successfully released Season 1, consisting of eight episodes, and commenced the pre-production phase for Season 2 in anticipation of future capital raising to continue to produce the Series.

Our Company’s principal products include 1) digital media which is streamed via Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD) through an exclusive licensing agreement with VidAngel, Inc. 2) Physical media sales of Blu-Ray discs and DVD’s to end users of which the maintenance and distribution of the physical inventory product is managed by VidAngel, Inc. who remits a portion of the net revenue to us. 3) Merchandise sales, consisting mainly of T-shirts. We do not own or maintain the merchandise inventory, but manage an online store through a third-party application in which orders are drop shipped to end customers using that third-party platform. We contract with a third-party supplier that fulfills these sales orders on our behalf by screen printing T-shirts and shipping them to end customers.

During 2018 and 2019, there were significant changes in the liquidity of our Company as “The Chosen” marketing campaign became the most crowdfunded Television/Movie project of all time, raising just shy of $11,000,000. The funds were used to cover offering expenses and the completion of Episodes 1-8 of Season 1. We raised the funds pursuant to an offering statement filed on Form 1-A with the United States Securities and Exchange Commission, or the SEC, on March 8, 2018 (File #: 024-10814), which offering statement was qualified by the SEC on June 15, 2018 and an offering statement filed under Regulation CF of the SEC on Form C with the SEC, on June 24, 2019 (File # 020-25447), each offering Class A Preferred Units of membership interest in our Company, or Class A Units. Pursuant to those offerings, we issued a total of 11,193,300 Class A Preferred Units for net proceeds of $10,036,832. Episodes 1-4 of Season 1 were released in April 2019 while Episodes 5-8 of Season 1 were released in late November 2019. With the release of Season 1 of the Series, we began to generate revenue. In addition to the production costs for Season 1, we also incurred significant marketing costs incurred related to the April and November releases.

As of the issuance of this report, we have been focused on the marketing of Season 1 and the writing of Season 2. The marketing of Season 1 has consisted of social media posts and promotions, including, but not limited to Facebook, Instagram, and YouTube, along with doing email campaigns and interviews with various media outlets. Thus far, we have hired writers for Season 2 and have completed the writing for the first four episodes. Our plan of operations, including material expenditures, over the next fiscal year is focused on the development, production and marketing of Season 2 of the Series and the continued marketing of the entirety of Season 1.

We are managed by our sole manager, The Chosen Productions, LLC, a Utah limited liability company (the “Manager”). Our officers are principals of the Company’s Manager. We do not have any employees. Our officers are principals of the Company’s Manager. All personnel involved with the production of Season 1, including writers, directors, actors, crew and other production personnel, have been hired as independent contractors. We anticipate that the Company will have some employment contracts during the production of Season 2; however, we have not yet entered into any such agreements or otherwise hired any employees.

Operational or industry risk factors

As of June 10, 2020, filing of this report, we have issued 11,193,300 of our Class A Units and have $2,266,447 in cash on hand. With the release of Season 1, Episodes 1-4 of the Series in April 2019 and Episodes 5-8 in November 2019, revenue increased and we expect to experience increased revenue during 2020 through our marketing efforts; however, it is too early to predict the financial success of the Series and we cannot predict whether the release will be a material source of liquidity in the short-term or long-term.

We have an exclusive agreement with VidAngel, Inc. to distribute all of the VOD, SVOD, and physical media products (including DVDs and Blu-Ray Discs). We are reliant upon their ability to continue as a going concern and to effectively distribute the products. On October 18, 2017, VidAngel, Inc. filed a voluntary petition for relief, or the Bankruptcy Filing, under chapter 11, title 11 of the United States Code, in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court, case number 17-29073. The Bankruptcy Filing is intended to allow VidAngel, Inc. the opportunity to reorganize, to further monetize its newly developed intellectual property and businesses, and to resolve legacy liabilities. Proposed plans of reorganization have been filed with the Bankruptcy Court. As of the date of this report, a plan of reorganization is pending confirmation by the Bankruptcy Court, and the proposed plans of reorganization remain subject to material modification.

On March 11, 2020, the World Health Organization, or WHO, officially characterized the outbreak of COVID-19 as a pandemic. Our distributor, VidAngel, Inc., was able to adjust their employment work-from-home policies quickly which provided for minimal disruption in the distribution of our products. Although, current operations of our Company have not been affected, the production timeline for Season 2 may be affected due to the effects of COVID-19 and the government response thereto.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

As of the filing of this report, all eight episodes of Season 1 of the Series were successfully released via a VOD model, along with physical product. We also began selling T-Shirts and other “The Chosen” merchandise in October 2019 utilizing a third-party fulfillment partner. The pre-production phase for Season 2, including writing, set design, filming location selection and actor interviews, began in November 2019 in anticipation of additional funding from both revenues and future capital raising to continue to produce the Series.

Results of Operations – For the Year Ended December 31, 2019

Year Ended December 31, 2019:

Revenues

Revenues produced by Season 1 through the Exclusive Video-on-demand, Subscription video-on-demand license agreement with VidAngel, Inc. and physical media sales were $815,630. Revenues from the sale of merchandise in 2019 were $168,973, with cost of sales of $96,736.

Expenses

The production of Season 1 was finalized at a total cost of $8,270,567. Film costs are capitalized and amortized over a period of time in proportion to ultimate revenue production. Amortization of film costs for 2019 was $279,062.

Operating expenses other than the amortization of film costs were $827,745. These expenses were primarily attributable to $532,610 in advertising and marketing, $222,946 in legal and professional fees, and $72,189 in royalties, meals and entertainment reimbursements and other traveling expenses.

Income Taxes

In August 2019, we elected to be taxed as a C-corporation, effective January 1, 2018. The IRS approved the election in October 2019. The benefit for income taxes of $283,252 for the year ended December 31, 2019 is primarily attributable to the reduction of the valuation allowance for the net deferred income tax assets.

Excluding de minimis interest income and the income tax benefit set forth above we recorded a loss from operations in 2019 of $218,940; however following the inclusion of interest and taxes we had net income of $64,329 in 2019.

Year Ended December 31, 2018:

Revenues

We received $56,465 in revenues from the distribution of "The Shepherd," the film upon which the Series is loosely based.

Expenses

Operating expenses for the year ended December 31, 2018 were $915,241, primarily attributable to advertising and marketing costs associated with the capital raise pursuant to the Offering, legal and professional fees, travel expenses, meals and entertainment reimbursements and other miscellaneous expenses.

Liquidity and Capital Resources

Year ended December 31, 2019

In 2019, we issued an additional 6,556,322 Class A Units for a total of 11,193,300 as of December 31, 2019. The 2019 issuance provided the funds necessary to finalize the production of the entirety of Season 1. As of December 31, 2019, we have cash on hand was $630,325 with $126,575 of account payable. Revenues from Season 1 of the Series are expected to be used for operations and to advertise and market Season 1. Advertising and marketing costs are expected to be approximately $600,000 - $700,000 during 2020.

Year ended December 31, 2018

As of December 31, 2018, we had sold 4,636,978 of our Class A Units and had $220,700 in cash on hand.

Trend Information

To date, revenues for 2020 have been ahead of management’s anticipations. It appears that the stay-at-home orders that existed this spring during the COVID-19 pandemic have influenced revenues. The revenues received this year through April 2020 related to the release of Season 1 of the Series are $3,751,967, with $1,599,810 of that amount (42%) coming in April 2020. Merchandise sales through mid-May were $938,837 with related costs of $524,414.

Other than the above mentioned, we have not identified any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this report to not be indicative of future operating results or financial condition.

Item 3. Directors and Officers

Set forth below are our executive officers. Our manager has delegated our day-to-day operations to our executive officers.

Name	Position	Age	Term of Office	Hours/Year (for Part-time Employees)
Derral Eves	Chief Executive Officer	45	February 2018	N/A
Dallas Jenkins	Chief Creative Officer	44	February 2018	N/A

Biographical Information

Biographical information regarding our executive officers and executive officer nominees is set forth below.

Derral Eves

Derral Eves is our Chief Executive Officer. Mr. Eves graduated from Southern Utah University with a bachelor’s degree in Communications and Public Relations and a minor in Spanish. Since January 2006, Mr. Eves has served as the Chief Executive Officer of Creatus, LLC. Mr. Eves is the creator of VidSummit, the leading professional conference for social media creators. Mr. Eves is one of the world’s top YouTube and online video marketing experts. The content on Mr. Eves’ distribution channels have received over 24 billion video views on Youtube and over 9 billion views on Facebook. Mr. Eves is also the mentor of some of the biggest and most impactful YouTube and social media stars. He has been featured on Good Morning America, The Today Show, NBC, ABC, CBS, FOX, ESPN, FORBES, AdWeek, Christians Today, World Religion News, and several other media outlets. He was recently featured in an article published by Forbes as #4 on the list of “20 Must Watch YouTube Channels That Will Change Your Business.”

Dallas Jenkins

Dallas Jenkins is our Chief Creative Officer. Mr. Jenkins graduated from Northwestern College with a bachelor’s degree in Bible and Communications. Mr. Jenkins currently serves as the president of Jenkins Entertainment and is primarily responsible for the oversight of the production of all films and videos produced by Jenkins Entertainment. Mr. Jenkins is also a film writer who has worked in Hollywood for nearly two decades, creating films for Warner Brothers, Lionsgate, Hallmark Channel, PureFlix and Universal. Mr. Jenkins has created several faith-based films, such as Midnight Clear, What If…, Though None Go With Me and The Resurrection of Gavin Stone. Mr. Jenkins is the son of celebrated Christian author Jerry B. Jenkins (the creator of The Left Behind Series and The Jesus Chronicles Series).

Director and Executive Compensation

Neither our Manager nor our executive officers receive compensation for acting in their capacities as Manager and executive officers of the Company. However, the Manager and executive officers may receive compensation from the Company if employed as independent contractors of the Company for services performed in connection with the creation, distribution and production of the Series.

Item 4. Security Ownership of Management and Certain Security holders

Our Company has two classes of membership interests, the Class A Units and the Common Units. There are currently 13,900,000 Common Units and 11,193,300 Class A Units outstanding. Purchasers of our units of membership interest become members in our Company with respect to their ownership of units (the “Members”). Our Manager has the right to create, authorize and issue new units of membership interests in our Company, including new classes.

Capitalization

The following table sets forth the beneficial ownership of our membership units of each of our Manager, executive officers, and security holders who own more that 10% of our outstanding membership units:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Membership Interest
Common Units	Dallas Jenkins 3693 Heathmoor Ct Elgin, IL 60124	6,811,000 Common Units	N/A	49%
Common Units	Ricky Ray Butler 9849 Yoakum Dr Beverly Hills, CA 90210	3,058,000 Common Units	N/A	22%
Common Units	Derral Eves 4 S 2600 W Ste 5 Hurricane, UT 84737	2,780,000 Common Units	N/A	20%
(1) Each beneficial owner owns his interest through the Manager.

Item 5. Interest of Management and Others in Certain Transactions

Obligations to Other Entities

Our Manager and executive officers are involved in other businesses, including other television and film production businesses. Therefore, conflicts of interest may exist between their obligations to such businesses and to us. Under our Operating Agreement, our Manager is permitted to have outside business activities, including those that compete with our business. We believe our Manager and executive officers have the capacity to discharge their responsibilities to our Company notwithstanding participation in other present and future investment programs and projects.

Transactions with the Company

The Manager may, and may cause its affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by the Operating Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them in similar transactions between parties operating at arm's length. A transaction between the Manager and/or its affiliates, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length if a majority of the membership interests having no interest in such transaction (other than their interests as Members) affirmatively vote or consent in writing to approve the transaction. Notwithstanding the foregoing, the Manager shall not have any obligation in connection with any such transaction between the Company and the Manager or its affiliate, to seek the consent of the Members.

A Member may lend money to and transact other business with the Company with prior approval of the Manager and after full disclosure of the Member’s involvement. Such Member has the same rights and obligations with respect thereto as a person who is not a Member. A loan to the Company by a Member will not dilute the ownership interests of any other Member. We do not have any outstanding loans or loan guarantees with any related party, and, as of the date of this filing, we do not have any intentions to enter into any such transactions.

Related Party Transactions

Creatus, LLC assigned to the Company all of its rights, title and interest in and to the film entitled The Shepherd. The Company paid $100,000 in exchange for all rights in and to The Shepherd. The Shepherd served as the underlying source material upon which the Series is loosely based. Derral Eves, sole manager of our Manager, is the sole owner of Creatus, LLC. The Assignment and Assumption Agreement between Creatus, LLC and the Company is filed as an exhibit to the offering statement filed in 2018 (File #: 024-10814).

During 2019, we entered into agreement with Dallas Jenkins, our Chief Creative Officer and a member of our Manager, to act as a Director and Writer for the Series. Under the agreements, we paid Mr. Jenkins $138,000 to direct and write the last four episodes of The Chosen Series, Season 1. We have continued to engage Mr. Jenkins as a writer for the second season and paid the member $16,000 during 2019 on this contract. We will pay the remaining $23,000 during 2020 for the rest of the writer contract. Mr. Jenkins has also received payment from our Company for advertising through the member’s digital media channels, totaling $21,000 for the year.

Item 6. Other Information

None

Item 7. Financial Statements

Index to Financial Statements

The Chosen, LLC Financial Statements as of December 31, 2019

The Chosen, LLC

Consolidated Financial Statements
As of December 31, 2019 and 2018
and For the Years Ended Then Ended
Together with Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To Management and Members of The Chosen, LLC

We have audited the accompanying consolidated financial statements of The Chosen, LLC and subsidiary (collectively, the Company), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, members’ equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes to consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018, in accordance with accounting principles generally accepted in the United States of America.

/s/ Tanner LLC
Salt Lake City, Utah
June 12, 2020

THE CHOSEN, LLC AND SUBSIDIARY

 Consolidated Balance Sheets
As of December 31,

	2019	2018

Assets

Current assets:
Cash	$630,325	$220,700
Accounts receivable	614,565	20,410
Prepaid expenses and other current assets	778	98,904

Total current assets	1,245,668	340,014

Film costs, net	8,039,004	3,884,663
Deferred income tax asset	283,352	-

Total assets	$9,568,024	$4,224,677

Liabilities and Members' Equity

Liabilities:
Accounts payable	$126,575	$539,435
Notes payable	-	76,327

Total liabilities	126,575	615,762

Commitments and contingencies (see Notes 2, 3, 5 and 8)

Members' equity	9,441,449	3,608,915

Total liabilities and members' equity	$9,568,024	$4,224,677

See notes to consolidated financial statements

THE CHOSEN, LLC AND SUBSIDIARY

 Consolidated Statements of Operations
For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenues:
Licensing revenues, net	$815,630	$56,465
Merchandise revenue	168,973	-

Total revenues	984,603	56,465

Cost of goods sold	96,736	-

Gross profit	887,867	56,465

Operating expenses:
General and administrative	574,197	162,797
Advertising and marketing	532,610	752,344

Total operating expenses	1,106,807	915,141

Loss from operations	(218,940)	(858,676)

Interest income	17	-

Loss before provision for
income taxes	(218,923)	(858,676)

Benefit (provision) for income taxes	283,252	(100)

Net income (loss)	$64,329	$(858,776)

See notes to consolidated financial statements

THE CHOSEN, LLC AND SUBSIDIARY

Consolidated Statements of Members’ Equity
For the Years Ended December 31, 2019 and 2018

	Common Units	Class A Preferred Units	Contributed Capital	Accumulated Deficit	Total Members' Equity

Balance at December 31, 2017	-	-	$200,000	$(13,663)	$186,337

Issuance of founders' common units	13,900,000	-	-	-	-
Issuance of preferred units for cash	-	4,636,978	4,436,408	-	4,436,408
Offering expense	-	-	(167,781)	-	(167,781)
Equity-based compensation	-	-	12,727	-	12,727
Net loss	-	-	-	(858,776)	(858,776)

Balance at December 31, 2018	13,900,000	4,636,978	4,481,354	(872,439)	3,608,915

Cancellation of units	-	(40,465)	(38,715)	-	(38,715)
Issuance of preferred units for cash	-	6,596,787	6,563,766	-	6,563,766
Offering expense	-	-	(756,846)	-	(756,846)
Net income	-	-	-	64,329	64,329

Balance at December 31, 2019	13,900,000	11,193,300	$10,249,559	$(808,110)	$9,441,449

See notes to consolidated financial statements

THE CHOSEN, LLC AND SUBSIDIARY

 Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2019	2018

Cash flows from operating activities:
Net income (loss)	$64,329	$(858,776)
Adjustments to reconcile net income (loss) to net cash used
in operating activities:
Amortization of film costs	279,062	-
Deferred income tax benefit	(283,352)	-
Equity-based compensation	-	12,727
Decrease (increase) in:
Accounts receivable	(594,155)	(20,410)
Prepaid expenses and other current assets	98,126	(98,258)
Film costs	(4,433,403)	(3,854,663)
(Decrease) increase in:
Accounts payable	(412,860)	500,772

Net cash used in operating activities	(5,282,253)	(4,318,608)

Cash flows from investing activities:	-	-

Cash flows from financing activities:
Net proceeds from issuance of preferred units	5,806,920	4,268,627
Cancellation of units	(38,715)	-
Proceeds from issuance of notes payable	-	156,327
Payments on notes payable	(76,327)	(80,000)

Net cash provided by financing activities	5,691,878	4,344,954

Net change in cash	409,625	26,346

Cash at beginning of year	220,700	194,354

Cash and at end of year	$630,325	$220,700

Supplemental disclosure of cash flow information:

Cash paid for interest	$-	$-
Cash paid for income taxes	100	100

See notes to consolidated financial statements

THE CHOSEN, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2019 and 2018

1. Description of Organization and Summary of Significant Accounting Policies Continued
Organization

The Chosen, LLC (Chosen) was organized on October 24, 2017 as a perpetual Utah Limited Liability Company. Chosen is a business whose planned principal operations are the production and distribution of a television series. The first four episodes of season one of the television series were released in April 2019; the last four episodes of season one were released in November 2019. During 2019 and 2018, the Company raised equity capital to support the completion of the first season of its television series.

Principles of Consolidation

The consolidated financial statements include the accounts of The Chosen, LLC and its wholly owned subsidiary The Chosen Texas, LLC (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Recently Issued Accounting Pronouncements

In March 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2019-02, Entertainment – Films – Other Assets – Films Costs (Subtopic 926-20) and Entertainment – Broadcasters – Intangibles – Goodwill and Other (Subtopic 920-350) (ASU 2019-02). ASU 2019-02 requires management to evaluate a film or license agreement for program material within the scope of Subtopic 920-350 for impairment at the film level when the film or license agreement is predominantly monetized on its own. ASU 2019-02 also aligns the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. ASU 2019-02 is effective for reporting periods ending after December 15, 2020. Early adoption is permitted. Management elected to adopt this standard early effective January 1, 2018. There was no financial impact to the Company’s financial statements upon adoption of this ASU.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, Revenue Recognition (Topic 605), and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. The Company adopted the requirements of Topic 606 effective January 1, 2019, utilizing the modified retrospective method of transition. Adoption of Topic 606 did not result in adjustments to revenue, deferred revenue, receivables, or deferred costs.

THE CHOSEN, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. Description of Organization and Summary of Significant Accounting Policies Continued
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, could exceed federally insured limits. As of December 31, 2019, the Company had approximately $341,000 in cash that exceeded the federally insured limits. As of December 31, 2018, the Company did not have any cash that exceeded federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company’s invested cash will not be impacted by adverse conditions in the financial markets.

A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenues. For the years ended December 31, 2019 and 2018, 83% and 100%, respectively, of the Company’s revenues related to one customer – VidAngel, Inc. (VidAngel). As of December 31, 2019 and 2018, 99% and 90%, respectively, of the Company’s accounts receivable related to VidAngel.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by identifying specific troubled accounts and applying historical experience. Receivables are written off when management determines the likelihood of collection is remote. Recoveries of receivables previously written off are recorded when payment is received.

Revenue Recognition

The Company generates revenue from 1) licensing agreements with VidAngel relating to the streaming of the Company’s intellectual property via digital media – Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD), 2) physical media sales, 3) combination of physical media and digital media and 4) merchandise sales.

THE CHOSEN, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition - continued

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps:

1)
Identify the contract with the customer
2)
Identify the performance obligations in the contract
3)
Determine the transaction price
4)
Allocate the transaction price to performance obligations in the contract
5)
Recognize revenue when or as the Company satisfies a performance obligation

Digital Media (VOD and SVOD)

Digital media revenue stems from licensing agreements with VidAngel, wherein VidAngel streams the Company’s intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD sales and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by VidAngel’s customers during each quarter of the year. VidAngel provides the Company quarterly royalty reports detailing the sales or usage-based royalties, which amounts VidAngel remits to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer. During 2019, the digital media revenue was substantially all related to the first television season of The Chosen. During 2018, the digital media revenue was related to The Shepard. As VidAngel is primarily responsible to fulfil the performance obligation and sets the pricing, the Company recognizes revenue on a net basis, which represents the royalty amounts the Company receives from VidAngel.

Physical Media

The Company sells Blu-Ray discs and DVD’s to end users. The Company does not own or maintain the physical media inventory. The inventory is owned by VidAngel, and VidAngel fulfills the sales. Revenue is recognized when the end customer receives and pays for the physical media. VidAngel remits a portion of the sales amount to the Company. The Company recognizes revenue on a net basis.

THE CHOSEN, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition - continued

Combination of physical media and digital media

The Company sells Blu-Ray discs and DVD’s to end users in a combination pack with digital media. The Company does not own or maintain the physical media inventory. As noted in the description of physical media above, the inventory is owned by VidAngel, and VidAngel fulfills the sales. As noted in the description above of digital media, digital media stems from licensing agreements with VidAngel, wherein VidAngel streams the Company’s intellectual property. The Company recognizes revenue on a net basis.

Merchandise revenue

The Company sells The Chosen merchandise – mainly T-shirts during 2019. Revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. However, when the goods ship from the third party to the customer, the Company has risk-of-loss, and is responsible for goods in transit. The Company manages an online store through a third-party application and orders are drop shipped to end customers using the third-party platform. The Company contracts with a third-party supplier that is responsible for fulfilling the sales. The third-party supplier invoices the Company for inventory sold and fulfillment services; all of the cost of goods sold is related to the third-party supplier costs. The Company recognizes revenue and respective expenses on a gross basis.

Revenue is disaggregated from contracts with customers by goods or services as we believe it best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. The following table presents the Company’s revenue disaggregated by the previously mentioned performance obligations for the years ended December 31:

	2019	2018

Combination of physical media and digital media	$343,105	$-
Physical media	246,974	-
Merchandise	168,973	-
Digital media - VOD	164,619	56,465
Digital media - SVOD	60,932	-

Total revenues	$984,603	$56,465

THE CHOSEN, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. Description of Organization and Summary of Significant Accounting Policies Continued	Film Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of film costs by estimating future revenue generation. As of December 31, 2019 and 2018, $8,039,004 and $3,884,663 in film costs were capitalized, respectively.

The Company amortizes film costs in proportion to the recognition of the related revenue to total expected revenue from each episode. Amortization of film costs was $279,062 and $0 for the years ended December 31, 2019 and 2018, respectively, and is recorded in general and administrative expenses.

The Company periodically evaluates unamortized film costs for impairment. Any unamortized film costs in excess of net realization value are written off. As of December 31, 2019 and 2018, the Company determined no impairment existed.

 The following table represents the components of film costs as of December 31:

	2019	2018

Released and completed film costs	$8,270,567	$-
Not released, in production film costs	-	3,884,663
In development or preproduction film costs	47,499	-

	8,318,066	3,844,663
Accumulated amortization	(279,062)	-

	$8,039,004	$3,884,663

The future aggregate amounts of amortization expense expected to be recognized over the next three years related to released and completed film costs as of December 31, 2019 are as follows:

Years Ending December 31:	Amount

2020	$1,760,840
2021	1,625,391
2022	1,625,391

THE CHOSEN, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. Description of Organization and Summary of Significant Accounting Policies Continued
Advertising and Marketing

Advertising costs are expensed as incurred. Advertising expenses totaled $532,610 and $752,344 for the years ended December 31, 2019 and 2018, respectively.

Reclassifications

Certain amounts in the 2018 financial statements have been reclassified to conform to the current year presentation.

Income Taxes

The Company is a Utah limited liability company. In August 2019, the Company elected to be taxed as a C-corporation, effective January 1, 2018. The IRS approved the election in October 2019. As the Company recorded a 100% valuation allowance against its net deferred income tax assets as of January 1, 2019, there was no significant adjustment recorded as of January 1, 2019 due to this change in accounting method.

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes related primarily to differences between the tax and financial reporting bases of assets and liabilities. Deferred income taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the US federal jurisdiction and certain state jurisdictions.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through June 12, 2020, which is the date the financial statements were available to be issued.

THE CHOSEN, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

2. Liquidity
The Company has incurred significant net losses since inception that have accumulated to approximately $808,000 as of December 31, 2019.  The Company used net cash of approximately $5,282,000 in operating activities in 2019.  The accumulated deficit and use of cash in operating activities resulted from the filming and producing of season one of The Chosen series.  In 2019, the Company raised an additional $5,806,920, net through preferred unit offerings. In addition, the Company has started generating revenues following the release of episodes of The Chosen in April 2019. Management believes that existing cash balances along with increased revenues will sustain ongoing operations through at least June 12, 2021.

The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to produce additional television series.  There can be no assurance that the Company will be successful in its efforts to raise sufficient capital to complete additional television series.

3. Commitments and Contingencies
Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business.  Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.

Exclusivity Agreement

In 2018, the Company entered into an exclusive video-on-demand and subscription licensing agreement with VidAngel, for distribution of the Company’s television series. This agreement was amended in November 2019.

Consulting and Coordination Agreement

In 2018, the Company entered into a consulting and coordination agreement with VidAngel. The Company will pay VidAngel the fee for consulting services no later than the closing of the Company’s Regulation A offering for at least the minimum amount. The agreement is structured such that no fee is due unless the minimum amount is met. As of December 31, 2019, the minimum amount had been achieved and the Company paid VidAngel $600,000, which was directly related to the issuance of preferred units for cash, and was recorded as a reduction of members’ equity.

THE CHOSEN, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

3. Commitments and Contingencies Continued
Employee Agreements

The Company has entered into employment agreements with members of management and certain contractors.  The terms of the agreements vary but include one or more of the following provisions: stipulated base salary, equity grants, profit sharing, royalties, retention bonuses, vacation benefits, and severance.

4 Equity Based Compensation
The Company entered into an agreement with a member of management to grant an ownership interest of common units in the Company’s parent company for services performed for The Chosen, LLC. The value of $20,000 on the grant date was based on the amount paid in cash by other members for an equivalent ownership interest of common units in the Company (the parent company’s sole asset is the Company). The equity grant vested upon the release of the first season of The Chosen. The expense associated with the equity grant was being recognized ratably through the expected release date with $0 and $12,727 recognized for the years ended December 31, 2019 and 2018, respectively. The Company asserted breach of contract during 2019, has not granted the membership interest, and has not recognized the remaining $7,273, pending resolution of the matter.

5 Notes Payable
The Company entered into several promissory notes with VidAngel during 2018. Each note is non-interest bearing and is due the earlier of January 31, 2020 or upon the Company raising at least $9,000,000 in investments from the Regulation A Offering. As of December 31, 2018, the aggregate balance of the notes outstanding was $67,340. During 2019, the Company exceeded the $9,000,000 threshold and paid these notes in full in January 2019.

The Company entered into a non-interest bearing promissory note with a member of management that is unsecured and due upon demand. The outstanding balance of the note as of December 31, 2019 and 2018 was $0 and $8,987, respectively.

6 Preferred Units
The Company’s Class A Preferred Units (Units) are non-voting. If and when distributions are declared, distributions are first made to the holders of the Units until 120% of $1 per Unit has been distributed to the holders in proportion to their interest. Thereafter, distributions are made to the holders of the common units in proportion to their interest.

THE CHOSEN, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

7 Income Taxes	The (provision) benefit for income taxes are as follows for the years ended December 31:

	2019	2018
Deferred income tax benefit	$283,352	$–
Current income taxes	(100)	(100)

	$283,252	$(100)

The (provision) benefit for income taxes differs from the amount computed at federal statutory rates mainly due to the change in the valuation allowance for the years ended December 31, 2019 and 2018.

Significant components of the Company’s deferred income tax assets (liabilities) are as follows as of December 31:

	2019	2018
Film costs	$(2,077,472)	–
Net operating loss carryforwards	2,356,163	224,790
Other	4,661	1,802
Valuation allowance	–	(226,592)

	$283,352	$–

As of December 31, 2019, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $9,062,000. NOL’s are carried forward indefinitely.

The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change.” In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax position requiring disclosure, and there are no material amounts of unrecognized tax benefits.

THE CHOSEN, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

8 Related Party Transactions
During 2019, the Company entered into agreements with a member of the Company as a Director and Writer. Under the agreements, the Company paid the member $138,000 to direct and write, the last four episodes of The Chosen Series, season 1. The Company continued to engage the member as a writer for the second season and paid the member $16,000 during 2019 on this contract. The Company will pay the remaining $23,000 during 2020 for the rest of the writer contract. The member also received payment from the Company for advertising through the member’s digital media channels, totaling $21,000 for the year.

During 2019, the Company engaged an advertising agency, which is wholly owned by one of the members of the Company’s parent company. During the 2019, the Company paid the advertising agency $40,000.

An entity owned by a member assigned to the Company all of its rights, title and interest in and to the film entitled The Shepherd. The Company paid $100,000 in exchange for all rights in and to The Shepherd. The Shepherd served as the underlying source material upon which the Series is loosely based. The member is the sole owner of the related entity. The Assignment and Assumption Agreement between the related entity and the Company is filed as an exhibit to the offering statement filed in 2018 (File #: 024-10814).

Item 8. Exhibits

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Registration of the issuer, incorporated by reference to Exhibit 2(a) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(b)	Amendment to the Certificate of Registration of the Issuer, incorporated by reference to Exhibit 2(b) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(c)	Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(c) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(d)	First Amendment to the Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(d) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(e)	Second Amendment to Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(e) to the Company’s Form 1-A/A filed on May 25, 2018.

(6)(a)	Exclusive Video-On-Demand and Subscription Video-on-Demand License Agreement bay and between the Company and VidAngel, Inc. dated as of November 26, 2019.

6(b)	Writer Work-For-Hire Agreement, dated October 20, 2019, by and between the Company and Dallas Jenkins.

6(c)	Writer Work-For-Hire Agreement, dated December 8, 2017, by and between the Company and Dallas Jenkins, incorporated by reference to Exhibit 6(e) to the Company’s Form 1-A/A filed on May 25, 2018.

6(d)	Writer Work-For-Hire Agreement, dated October 20, 2019, by and between the Company and Ryan Swanson.

6(e)	Writer Work-For-Hire Agreement, dated October 20, 2019, by and between the Company and Tyler Thompson.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

The Chosen, LLC

Date: June 12, 2020	By:	The Chosen Productions, LLC
	Its:	Manager

By:	/s/ Derral Eves
Derral Eves
Its:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Derral Eves
Derral Eves
Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer